April 7, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	TCV Acquisition Corp.
Registration Statement on Form S-1
Filed on March 29, 2021, as amended
File No. 333-254505

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on April 7, 2021, in which we, the representative of the several underwriters (the “Representative”), joined in the request of TCV Acquisition Corp. (the “Company”) to accelerate the effective date of the above-referenced registration statement for April 8, 2021, at 4:00 p.m. Washington D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representative, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

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[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc., As Representative of the Several Underwriters

By:	/s/ Todd Speece
Name:	Todd Speece
Title:	Managing Director